SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

SMART BALANCE, INC.
(Name of Subject Company (Issuer))

SMART BALANCE, INC.
(Names of Filing Persons (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

83169Y108
(CUSIP Number of Class of Securities – Underlying Common Stock)

Norman J. Matar, Esq.
Executive Vice President & General Counsel
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey 07652
(201) 568-9300
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,988,523	$347

*
Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 2,597,500 shares of the issuer’s common stock and have an aggregate value of $4.15 as of February 15, 2010, calculated based on a Black-Scholes option pricing model with respect to surrendered time-vested options and a Monte-Carlo simulation model with respect to the surrendered price-vested performance options.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$347	Filing Party:	Smart Balance, Inc.
Form or Registration No.	005-81234	Date Filed:	February 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2011, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 7, 2011 (“Amendment No. 1”), relating to an offer by Smart Balance, Inc., a Delaware corporation (the “Company), to certain current employees of the Company and its subsidiary (other than directors and executive officers of the Company), subject to specified conditions, to exchange all of their eligible outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for Replacement Options, dated February 18, 2011 (the “Offer to Exchange”), as amended by Amendment No. 1.

This Amendment No. 2 is filed to report the results of the Exchange Offer.  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included herein.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:30 p.m., Eastern Time, on March 23, 2011.  Pursuant to the Exchange Offer, 2,497,500 eligible stock options were tendered, representing 96.2% of the total stock options eligible for exchange in the Exchange Offer.  On March 23, 2011, the Company granted an aggregate of 1,465,322 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer.  The exercise price of the new stock options is $4.60, which was the closing price of the Company's common stock on March 23, 2011 as reported on the NASDAQ Global Select Market.  The new stock options issued in the Exchange Offer are exempt from the registration requirements of the Securities Act of 1933, as amended,  pursuant to Section 3(a)(9) thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMART BALANCE, INC.

By:	/s/ Stephen B. Hughes
Stephen B. Hughes
Chairman and Chief Executive Officer

Date: March 24, 2011